Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 16 DATED OCTOBER 15, 2025
TO THE PROSPECTUS DATED OCTOBER 21, 2024

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 21, 2024 as supplemented by supplement no. 9 dated April 17, 2025 and supplement no. 10 dated May 16, 2025, supplement no. 11 dated June 16, 2025, supplement no. 12 dated June 26, 2025, supplement no. 13 dated July 16, 2025, supplement no. 14 dated August 15, 2025 and supplement no. 15 dated September 16, 2025. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of November 1, 2025;
•the calculation of our September 30, 2025 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•information regarding our portfolio;
•additional information regarding the proposed merger with RealSource Properties, Inc. and RealSource Properties OP, LP;
•information regarding our distributions; and
•updated experts information.

November 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of November 1, 2025 (and repurchases as of October 31, 2025) is as follows:

Transaction Price (per share)
Class T	$11.3506
Class D	$11.3506
Class I	$11.3506

The transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2025. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2025 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The September 30, 2025 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of September 30, 2025 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of September 30, 2025 and August 31, 2025:

	As of
Components of NAV*	September 30, 2025	August 31, 2025
Investments in Multifamily Operating Properties	$1,812,405,192	$1,809,218,926
Investments in Multifamily Development Properties	52,410,752	49,481,431
Investments in Real Estate-Related Structured Investments	120,686,603	118,168,157
Investments in Land Held for Development	45,537,908	45,067,734
Operating Company and Other Net Current Assets	27,627,812	27,887,337
Cash and Cash Equivalents	81,142,214	83,496,696
Secured Real Estate Financing	(1,064,893,211)	(1,060,212,166)
Subordinated Unsecured Notes	(20,490,000)	(20,490,000)
Preferred Equity	(253,377,173)	(252,458,230)
Convertible Preferred Equity	(105,959,873)	(99,054,950)
Accrued Performance Participation Allocation	—	—
Net Asset Value	$695,090,224	$701,104,935
Fully-diluted Shares/Units Outstanding	61,238,283	61,550,112

* Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2025 and August 31, 2025:

	Class
	T	D	I	A	OP(1)	Total
As of September 30, 2025
Monthly NAV	$48,225,950	$5,260,539	$74,457,337	$208,872,171	$358,274,227	$695,090,224
Fully-diluted Outstanding Shares/Units	4,248,764	463,460	6,559,781	18,401,889	31,564,389	61,238,283
NAV per Fully-diluted Share/Unit	$11.3506	$11.3506	$11.3506	$11.3506	$11.3506
As of August 31, 2025
Monthly NAV	$48,596,075	$5,301,102	$73,487,240	$212,313,099	$361,407,419	$701,104,935
Fully-diluted Outstanding Shares/Units	4,266,257	465,385	6,451,456	18,639,000	31,728,014	61,550,112
NAV per Fully-diluted Share/Unit	$11.3908	$11.3908	$11.3908	$11.3908	$11.3908

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the September 30, 2025, valuations of our real property assets.

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.78%	5.43%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating asset values:

Sensitivities	Change	Operating Asset Values
Discount Rate	0.25% decrease	2.4%
	0.25% increase	(2.3)%
Exit Capitalization Rate	0.25% decrease	3.4%
	0.25% increase	(3.0)%

* Presented as adjusted for our economic ownership percentage in each asset.

Real Estate Investments

As of our September 30, 2025 NAV, we had a portfolio of $2.1 billion in total assets, with 78.3% of our equity value in operating properties, 2.7% in development, 14.4% in real estate-related structured investments and 4.6% in land held for development.

Proposed RealSource Merger

The following tables supplement the information included in supplement no. 12 dated June 26, 2025, regarding the proposed merger with the RS Parties, RealSource Properties, Inc. and RealSource Properties OP, LP.

RS Parties’ Real Estate Investments

The following table provides summary information regarding the RS Parties’ real estate investments as of June 30, 2025.

Property Name	Market	Number of Units	Average Unit Size (Sq Ft)	Purchase Date	Purchase Price(1)	Mortgage Debt Outstanding(2)		Average Rent	Physical Occupancy Rate	Percentage Owned by RSOP
Alkire Glen	Columbus, OH	252	822	May 7, 2021	$25,900,000	$19,593,000		$1,245	94.4%	93.5%
Antero	Colorado Springs, CO	528	828	June 18, 2021	$86,100,000	$41,521,900		$1,260	86.6%	94.7%
Autumn Ridge	Raleigh, NC	398	803	May 7, 2021	$51,500,000	$36,289,000		$1,148	93.7%	92.2%
Morgan Ridge	Winston-Salem, NC	432	956	May 7, 2021	$47,100,000	$33,425,000		$1,203	95.8%	96.1%
Park at Midtown	Greensboro, NC	216	905	May 7, 2021	$19,000,000	$15,979,000		$1,239	92.6%	93.0%
Park at Oakridge	Greensboro, NC	232	1035	May 7, 2021	$23,500,000	$18,367,000		$1,240	89.7%	93.0%
Timber Hollow	Fairfield, OH	368	782	May 7, 2021	$39,800,000	$37,257,000		$1,313	95.4%	85.0%
The Retreat at Stillmeadow	Cincinnati, OH	214	1002	December 29, 2021	$32,800,000	$18,937,000		$1,308	96.3%	85.0%
The Mill at Georgetown	Georgetown, KY	228	992	June 1, 2022	$42,300,000	$32,658,000		$1,524	99.1%	96.0%
Steepleway Downs	Houston, TX	224	684	November 17, 2022	$25,000,000	$12,829,000		$979	92.9%	100.0%
Lake St. James	Conyers, GA	484	1005	February 17, 2023	$84,750,000	$48,724,000		$1,378	87.2%	100.0%

Subtotal/Weighted Average for Operating Properties		3576	889	N/A	$477,750,000	$315,579,900		$1,261	92.4%	93.6%
Land Held for Future Development
Westgate (Land)	Colorado Springs, CO	N/A	N/A	August 24, 2022	$4,800,000	$—	0	N/A	N/A	100.0%

(1) These purchase prices represent the acquisition date fair market value.
(2) Mortgage debt outstanding is shown as if RSOP owned 100% of the property.

As of June 30, 2025, the average age of the RS Parties’ operating properties is 33 years, with an average rent of $1,261 and average physical occupancy of 92.4%.

RS Parties’ Financing

The RS Parties have financed the acquisition of their multifamily apartment communities with proceeds from their offerings and loans obtained from third party lenders. As of June 30, 2025, the mortgage loans, all of which are fixed rate, on its existing projects bear interest at rates between 3.59% and 6.20% per annum. As of June 30, 2025, the loans have remaining terms between 18 months and 72 months. The following table summarizes certain terms of the outstanding mortgage indebtedness secured by the RS Parties’ operating properties as of June 30, 2025. The Westgate land was not encumbered by a mortgage on June 30, 2025.

Property Name	Maturity Date	Amount	Interest Rate	Lender
Alkire Glen	June 1, 2031	$19,593,000	3.59%	CBRE Capital Markets, Inc.
Antero	December 1, 2026	$41,521,900	4.88%	Berkeley Point Capital LLC
Autumn Ridge	June 1, 2031	$36,289,000	3.59%	CBRE Capital Markets, Inc.
Morgan Ridge	June 1, 2031	$33,425,000	3.59%	CBRE Capital Markets, Inc.
Park at Midtown	November 1, 2028	$15,979,000	6.20%	Berkeley Point Capital LLC
Park at Oakridge	November 1, 2028	$18,367,000	6.20%	Berkeley Point Capital LLC
Timber Hollow	April 1, 2028	$37,257,000	5.14%	Berkeley Point Capital LLC
The Retreat at Stillmeadow	December 1, 2029	$18,937,000	5.44%	Keybank National Association
The Mill at Georgetown	June 1, 2030	$32,658,000	5.58%	Berkeley Point Capital LLC
Steepleway Downs	December 1, 2032	$12,829,000	5.52%	Keybank National Association
Lake St. James	October 1, 2029	$48,724,000	4.95%	Berkeley Point Capital LLC

		$315,579,900	4.83%

Declaration of Distributions

On October 15, 2025, our board of directors declared a distribution for the month of October of $0.05666667, or $0.68 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on October 31, 2025, to be paid in November 2025.

Experts

The statements included in this supplement under “September 30, 2025 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.